
July 18, 2019

<u>**Via Email**</u>

W. Garrett Crotty
International Speedway Corporation
One Daytona Boulevard
Daytona Beach, FL 32114

> **Re:** **International Speedway Corp.**
> **PREM14A filed July 5, 2019**
> **File No. 0-02384**
>
> **Schedule 13E-3 filed July 5, 2019**
> **Filed by NASCAR Holdings, Inc.** *et al.*
> **File No. 5-36579**

Dear Crotty:

The staff in the Office of Mergers and Acquisitions has reviewed the filings listed above. We have limited our review of your proxy statement and Schedule 13E-3 to those issues we have addressed in the comments below. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your proxy statement.

<u>Schedule 14A filed July 5, 2019</u>

<u>Litigation, page 11</u>

1. It appears that the plaintiffs in the Shareholder Lawsuit participated in the negotiation of the merger and in this role "reviewed materials and participated in discussions with the Special Committee and its advisors" during that process. In addition, they also reviewed

W. Garrett Crotty
International Speedway Corp.
July 18, 2019
Page 2

and had the opportunity to provide comments on this proxy statement. Your disclosure indicates that the plaintiffs have determined not to challenge the Merger and that the "parties have reached an agreement in principle to settle the litigation." Please supplementally describe, with a view to further disclosure, the terms of the agreement in principal reached by the parties and referenced here. In addition, supplementally indicate whether the plaintiffs were subject to a confidentiality agreement as part of their participating in the negotiation process.

2. The reports included as Exhibits 99(C)(10) and (11) to the Schedule 13E-3 appear to be reports by outside parties received by the filing persons and materially related to the Merger. Therefore, they must be summarized in the proxy statement. See Item 9 of Schedule 13E-3. In addition, the information required by Item 1015(b) of Regulation M-A must be provided as to the persons who prepared each report. If the preparers were not engaged by the Company, please include explanatory language about how the Company came to be in possession of those reports.

Reasons for the Merger; Recommendation of the Special Committee, page 24

3. Expand the discussion of how the Special Committee considered the historical trading prices for the Company's Common Stock (first bullet point on page 25) to explain how it considered the fact that the Merger Consideration is considerably lower than the highest "unaffected" trading price for the Common Stock during the twelve-month period ending November 9, 2018. In this regard, we note that according to the disclosure on page 31 of the proxy statement, the Common Stock traded at a high of $49.95 during the LTM Unaffected Period.

4. The second to last bullet point on page 25 of the proxy statement states that one of the factors considered by the Special Committee in reaching its fairness determination was "the perspectives of the plaintiff communicated to the Special Committee in connection with the Shareholder Lawsuit." Here, or where appropriate in the disclosure document, expand to summarize the plaintiff's perspective as communicated to the Special Committee, and how the Committee analyzed it.

5. Discuss how the Special Committee (and the Purchaser Group Members) considered the Company's ongoing CapEx Plan and the potential for reduced expenditures under that plan, and development of existing real estate assets in assessing fairness.

6. In the bullet point describing how the Special Committee considered alternatives to this transaction (or elsewhere in the proxy statement, where appropriate), explain how the Special Committee considered and why it rejected the alternatives listed on page 25 of the DBO discussion materials dated January 21, 2019 (filed as Exhibit 99(C)(3) to the Schedule 13E-3).

W. Garrett Crotty
International Speedway Corp.
July 18, 2019
Page 3

Opinion of the Financial Advisor to the Special Committee, page 31

7. It appears from exhibits to the Schedule 13E-3 that DBO provided multiple written reports or other materials to the Special Committee in addition to the May 22, 2019 report summarized here. Any material differences between the materials provided before the May 22, 2019 report should be summarized in the proxy statement. Some items that may be material, warranting summary here include but are not limited to:

    • The additional upside/downside factors appearing on page 12 of the DBO discussion materials dated January 21, 2019, and the alternatives to this transaction listed on page 25 of those materials filed as Exhibit 99(C)(3) to the Schedule 13E-3;

    • The Tax Extender Summary included on page 6 of the March 10, 2019 Special Committee Update Materials filed as Exhibit 99(C)(7);

    • The TRK Offer Benchmark analysis dated April 25, 2019 filed as Exhibit 99(C)(8), with appropriate explanation about the comparable transaction referenced.

8. Identify the U.S. M&A transactions to which DBO compared the Merger.

Summary of Presentation Provided by Goldman Sachs to DBO, page 36

9. The analysis summarized here is described as a presentation by Goldman Sachs to DBO. Since Goldman was engaged by filing persons other than the Company to evaluate the going private transaction, all "reports" (including oral reports) presented to any filing person (including the parties who hired Goldman) must be summarized in considerable detail in this proxy statement. See Item 1015 of Regulation M-A. Please revise to include oral or written presentations presented by Goldman to parties other than the Special Committee's fairness advisor.

Miscellaneous, page 38

10. You state that NASCAR retained Goldman Sachs "in connection with its consideration of the acquisition by NASCAR of the outstanding shares of Company Common Stock that were not owned by NASCAR, affiliates of NASCAR or other related parties." Revise to clarify what specifically Goldman was engaged to do other than provide a fairness opinion, which you state it did not do.

11. On page 38, you state that because Goldman did not provide a fairness opinion, "it did not follow and was not required to follow all of the procedures in preparing the Goldman Sachs Presentation that they would ordinarily follow in connection with delivering a fairness opinion." Revise to specifically describe the normal procedures that would have been required in connection with the delivery by Goldman of a fairness opinion, and how its procedures here differed. Please be specific.

Controlling Purchaser Group Members' Purpose and Reasons for the Merger, page 40

12. Explain the reasons for the timing of the Merger from the perspective of the Purchaser Group. See Item 1013 of Regulation M-A and Item 7 of Schedule 13E-3. To the extent that reasons you cite in favor of engaging in the Merger would generally apply at any time, explain why you are choosing to do so now. As an example, we cite to the disclosure on page 41 that one of the reasons for the Merger is so that shareholders can immediately realize the value of their investment in the Company. This would be true generally without regard to the timing of this transaction now (and would also presumably be available if these shareholders opted to sell their shares in the market).

Position of the Controlling Purchaser Group Members as to Fairness of the Merger, page 41

13. At the top of page 42, you state that the Controlling Purchaser Group Members did not undertake "any independent evaluation of the fairness of the Merger to the Company's unaffiliated shareholders" nor did they engage a financial advisor to provide a fairness opinion. Item 1014 of Regulation M-A and Item 8 of Schedule 13E-3 require the filing persons to express and explain a view as to the fairness of a going private transaction to unaffiliated shareholders of the issuer. It is not clear how the Controlling Purchaser Group can satisfy this obligation without undertaking any analysis. Also, the factors listed in the bullet points on page 42 seem to indicate they did analyze fairness. Please revise or advise. (While the Controlling Purchaser Group Members, as filing persons on the Schedule 13E-3, may adopt the analysis of another filing person, they do not appear to have done so here).

Projected Financial Information, page 47

14. For the projections provided, summarize the material underlying assumptions, as well as the limitations on the figures presented. What material assumptions were made in this regard (besides the assumptions related to the Broadcast Agreement reflected in the baseline, downside and upside projections on page 49)?

Fees and Expenses, page 58

15. Quantify the fees and expenses payable to each financial advisor and provide all of the disclosure required by Item 1009 of Regulation M-A and Item 14 of Schedule 13E-3.

We remind you that the Company and other filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures in both filings, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3263 with any questions.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers & Acquisitions